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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

                   Certification and Notice of Termination of
               Registration under Section 12(g) of the Securities
               Exchange Act of 1934 or Suspension of Duty to File
                   Reports Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934


                                                  Commission File Number 1-13338


                             TIVOLI INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


                          1513 East St. Gertrude Place
                           Santa Ana, California 92705
                                 (714) 957-6101
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  Common Stock
                            $.001 par value per share
            (Title of each class of securities covered by this Form)


                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [X]         Rule 12h-3(b)(1)(i)       [ ]
         Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(ii)      [ ]         Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]


Approximate number of holders of record as of the certification or notice date: 2

     Pursuant to the requirements of the Securities Exchange Act of 1934, Tivoli Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                             Tivoli Industries, Inc.

Date: January 12, 2000                           /s/ Charles Kimmel
                                                 -----------------------------
                                                 By: Charles Kimmel, President